Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Franklin BSP Realty Trust, Inc., formerly Benefit Street Partners Realty Trust, Inc. for the registration of common stock, preferred stock, depositary shares, warrants, subscription rights, and units and to the incorporation by reference therein of our report dated March 10, 2021, with respect to the consolidated financial statements of Franklin BSP Realty Trust, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

November 12, 2021